                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                     --------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                           23251 Vista Grande, Suite A
                             Laguna Hills, CA 92653
                                 (714) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 1997
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
        13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     286133                                         PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           WYATT TECHNOLOGY CORPORATION 77-0027705
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            00-EXCHANGE OF INTELLECTUAL PROPERTY
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA, USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 2,100,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 2,100,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,100,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.6% of the Common Stock
            25.6% of voting power
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     286133                                          PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PHILIP J. WYATT
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            00 - EXCHANGE OF INTELLECTUAL PROPERTY
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA, USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 2,100,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 2,100,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,100,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.6% OF THE COMMON STOCK
            25.6% OF VOTING POWER
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 8 PAGES
        ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23251 Vista Grande, Suite A, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        2.1    (a)    Wyatt Technology Corporation

               (b)    802 E. Cota Street, Santa Barbara, CA  93103

               (c) Wyatt Technology Corporation is a privately-held, California corporation, which manufactures instrumentation and software for the analysis of macromolecules and particles in solution.

               (d)    Not applicable

               (e)    Not applicable

               (f)    California, U.S.A.

        2.2    (a)    Philip J. Wyatt

               (b)    802 E. Cota Street, Santa Barbara, CA  93103

               (c) President and Chief Executive Officer of Wyatt Technology Corporation, 802 E. Cota Street, Santa Barbara, CA
                      93103. Mr. Wyatt is the majority shareholder (60%) of Wyatt Technology Corporation, a privately-held, California corporation.

               (d)    Not applicable

               (e)    Not applicable

               (f)    U.S.A.

        2.3    (a)    Geofrey K. Wyatt

               (b)    802 E. Cota Street, Santa Barbara, CA  93103

               (c) Executive Vice President of Wyatt Technology Corporation, 802 E. Cota Street, Santa Barbara, CA 93103.

               (d)    Not applicable

                                                               PAGE 5 OF 8 PAGES
               (e)    Not applicable

               (f)    U.S.A.

        2.4    (a)    Carolyn Walton

               (b)    802 E. Cota Street, Santa Barbara, CA  93103

               (c) Vice President of Finance, Wyatt Technology Corporation, 802 E. Cota Street, Santa Barbara, CA 93103.

               (d)    Not applicable

               (e)    Not applicable

               (f)    U.S.A.

        2.5    (a)    Clifford D. Wyatt

               (b)    802 E. Cota Street, Santa Barbara, CA  93103

               (c)    Vice President of Sales, Wyatt Technology Corporation, 802
                      E. Cota Street, Santa Barbara, CA 93103.

               (d)    Not applicable

               (e)    Not applicable

               (f)    U.S.A.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On October 25, 1997, Electropure, Inc. issued 2,100,000 shares of its common stock to Wyatt Technology Corporation as consideration for the grant by Wyatt of an exclusive worldwide license for certain intellectual property which is necessary in instrumentation and/or methods for the detection of harmful substances in drinking water. The closing bid of the Issuer's Common Stock was $0.625 on the date of the agreement.

ITEM 4. PURPOSE OF THE TRANSACTION

        Wyatt Technology Corporation acquired 2,100,000 shares of Electropure Common Stock in a private transaction with the Issuer on October 25, 1997 in consideration for a manufacturing agreement and for the grant of a license (see
Item 3) to certain intellectual property. The license also provides for the transfer by Wyatt of certain laboratory equipment and supplies required for

                                                               PAGE 6 OF 8 PAGES

the research and development of instrumentation and software to detect toxicants in drinking water.

        The above transaction provides that Electropure, Inc. will file by November 15, 1997 a registration statement pursuant to the Securities Act of 1933, as amended, to the end that up to, but no more than, 630,000 of the shares issued in the transaction may be sold by Wyatt to cover income taxes due by Wyatt pursuant to this transaction.

        Wyatt Technology Corporation and/or its President and majority (60%) shareholder, Philip J. Wyatt, may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, neither Mr. Wyatt nor Wyatt Technology Corporation has any plans or proposals which may have, which related to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

                                                               PAGE 7 OF 8 PAGES

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Wyatt Technology Corporation owns 2,100,000 shares of the Common Stock of Electropure, each carrying one vote per share. As the majority shareholder owning 60% of Wyatt Technology Corporation, Philip J. Wyatt, beneficially owns 1,260,000 of such shares.

               Philip J. Wyatt, majority shareholder of Wyatt Technology Corporation, owns beneficially 15.4% of the Common Stock of the Issuer, with 11.7% of the voting power of all classes of stock of Electropure.

        (b) Since Philip J. Wyatt controls Wyatt Technology Corporation, Philip J. Wyatt and Wyatt Technology Corporation share voting and dispositive power over the shares it owns.

        (c) Since October, 1997, Wyatt Technology has entered into the following transactions with regard to Electropure's Common Stock:

               On October 25, 1997, Wyatt Technology Corporation entered into a Technology Transfer Agreement providing Electropure, Inc. with an exclusive worldwide license to certain intellectual property and providing for the transfer of certain laboratory equipment and supplies. The agreement also provides that Wyatt will manufacture all products developed by Electropure utilizing the licensed technology for a minimum of three (3) years. Wyatt Technology Corporation received 2,100,000 shares of the Common Stock of Electropure in exchange for the above licensed rights, equipment and manufacturing arrangement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Pursuant to the transaction described in Item 4 above, Wyatt Technology Corporation has the right to sell, upon registration by Electropure, Inc. up to 630,000 of the shares issued to it in consideration for the license; provided, however, that any such sale will be limited to the minimum number of shares need to pay any federal and state income taxes associated with such license transaction. In addition, Electropure has been granted the right of first refusal to purchase any shares offered by Wyatt for sale on the same terms offered to an unaffiliated, bonafide third party.

ITEM 7. EXHIBITS

     10.52 Technology Transfer Agreement, dated October 25, 1997, and Exhibits A through E thereto.

     10.52.1   Joint Filing Agreement.

                                                               PAGE 8 OF 8 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:     November 4, 1997



                          /S/  PHILIP J. WYATT
                          -------------------------------------------------
                                Philip J. Wyatt

                          WYATT TECHNOLOGY CORPORATION

                          By    /S/  PHILIP J. WYATT
                               --------------------------------------------
                                Philip J. Wyatt, President

                                  SCHEDULE 13D


                          WYATT TECHNOLOGY CORPORATION
                                 PHILIP J. WYATT
                           (Name of Reporting Persons)


                                INDEX TO EXHIBITS

                                                                              PAGE
                                                                          SEQUENTIALLY
                                                                             NUMBERED
                                                                          ---------------
   10.52       Technology Transfer Agreement, dated October 25, 1997, and
               Exhibits A through E thereto.

   10.52.1     Joint Filing Agreement